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FORM X-17A-5
PART III

SEC FILE NUMBER
8-28302

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Finance 500, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

584 Wald
(No. and Street)

Irvine	**California**	**92618**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan L. Bennett **(949) 253-4000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94526**
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
MAR 02 2020
Washington DC
415

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Bryan L. Bennett**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Finance 500, Inc.**, as of **December 31, 2019**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Bryan Bennett
Signature

PRESIDENT & CEO
Title

VIRGINIA LYNN KENDALL
COMM. #2154662
Notary Public - California
Orange County
My Comm. Expires June 20, 2020

Virginia Lynn Kendall
Notary Public

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA COUNTY OF ORANGE
Subscribed and sworn to (or affirmed) before me on this 26 day of FEB, 20 20 by BRYAN L. BENNETT

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Virginia Lynn Kendall
(Signature of Notary)
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCE 500, INC.
TABLE OF CONTENTS

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Finance 500, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Finance 500, Inc. (the "Company") as of December 31, 2019, the related statements of income, changes in stockholder's equity, cash flows and changes in liabilities subordinated to claims of general creditors, for the year then ended, and the related notes and schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Finance 500, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Finance 500, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter + Associates LLP

We have served as Finance 500, Inc.'s auditor since 2015.

Walnut Creek, California

February 28, 2020

FINANCE 500, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	1,506,243
Cash at clearing organization		2,948,169
Marketable securities		19,835,708
Due from broker		981,689
Deposits with clearing organizations		250,000
Prepaid expenses		40,546
Deferred tax asset		32,752
Property and equipment, net of $76,973 accumulated depreciation		63,644
Operating lease right-of-use asset		1,077,741
Total Assets	$	26,736,492

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	192,764
Accrued compensation		300,000
Commissions payable		315,613
Accrued pension liability		368,000
Payable to clearing organization		19,835,708
Taxes payable		114,188
Note payable		31,608
Accrued interest		31,250
Operating lease liability		1,106,384
Total Liabilities		22,295,515
Subordinated Note		1,250,000
Stockholder's Equity		
Common stock, no par value per share;		
authorized 1,900 shares; issued and outstanding 1,000 shares		2,315,000
Retained earnings		875,977
Total Stockholder's Equity		3,190,977
Total Liabilities and Stockholder's Equity	$	26,736,492

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenue	
Underwriting income	$ 7,131,438
Commission income	4,121,816
Interest income	705,448
Other income	20,655
Total Revenue	11,979,357
Operating Expenses	
Compensation and benefits	5,373,350
Clearing fees and other trading charges	2,185,685
Interest expense	971,032
Commissions	681,888
Management fee	312,000
Professional fees	273,306
Rent	245,687
Business development	75,846
Regulatory fees	57,927
Communication and data	29,031
Depreciation	20,849
Other operating expenses	299,138
Total Operating Expenses	10,525,739
Income before tax	1,453,618
Tax provision	382,236
Net Income	$ 1,071,382

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock	Retained Earnings / (Accumulated Deficit)	Total
Stockholder's Equity at January 1, 2019	$ 2,315,000	$ (195,405)	$ 2,119,595
Net income		1,071,382	1,071,382
Stockholder's Equity at December 31, 2019	$ 2,315,000	$ 875,977	$ 3,190,977

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash Flows from Operating Activities		
Net income	$	1,071,382
Remeasurement and amortization of operating right-of-use asset		166,784
Depreciation		20,849
Adjustments to reconcile net income		
to net cash used in operating activities:		
(Increase) decrease in:		
Marketable securities		(2,721,547)
Due from broker		(266,788)
Prepaid expenses		(60)
Deferred tax asset		(32,752)
Increase (decrease) in:		
Accounts payable and accrued liabilities		(195,139)
Accrued compensation		135,000
Commissions payable		105,465
Accrued pension liability		368,000
Payable to clearing organization		2,721,547
Taxes payable		114,188
Operating lease liability		(138,141)
Net Cash Provided by Operating Activities		1,348,788
Cash Flows from Financing Activities		
Payments on note payable		(23,056)
Net Cash Used in Financing Activities		(23,056)
Net Increase in Cash		1,325,732
Cash at beginning of year		3,378,680
Cash at End of Year	$	4,704,412
Supplemental Cash Disclosures		
Taxes paid	$	300,800
Interest paid	$	971,032
Supplemental Disclosure of Non-Cash Investing & Financing Activities		
Increase in operating lease right-of-use asset and operating lease liability at the adoption of ASC 842	$	1,244,525

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2019

Subordinated liabilities at January 1, 2019	$ 1,250,000
Subordinated liabilities at December 31, 2019	$ 1,250,000

The accompanying notes are an integral part of these financial statements.

1. Organization

Finance 500 Inc. (the Company) is a registered broker dealer incorporated under the laws of the State of California maintaining its principal office in Irvine, California. The Company is a wholly owned subsidiary of RMB Group, LLC ("RMB"). The Company operates as a registered broker dealer in securities under the provisions of the Securities and Exchange Act of 1934. The Company acts as an introducing broker dealer and clears transactions with and for customers on a fully disclosed basis through a clearing broker dealer. The Company's primary business consists of underwriting and sales of certificates of deposit. The Company is registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC").

2. Significant Accounting Policies

Basis of Accounting
The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair value of all reported assets and liabilities that represent financial instruments approximate the carrying value of such amount.

Cash and Cash Equivalents
The Company considers all highly liquid instruments with a maturity of three months or less from the date of purchase, other than those held for sale in the ordinary course of business, to be cash equivalents. At December 31, 2019, there are no cash equivalents.

Marketable Securities
Marketable securities consist of certificates of deposit. The certificates of deposit are purchased on margin with the clearing organization and the related liability is included in the payable to clearing organization.

Commissions Receivable
Accounts receivable represents commissions due to the Company from the sale of securities. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible and, accordingly, no allowance for doubtful accounts has been provided.

Property and Equipment
Property and equipment are stated at cost. Maintenance, repairs, and minor renewals are charged against earnings. Additions and major renewals are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any gain or loss is reflected in earnings. Depreciation is calculated using the straight-line method over five to seven years.

Benefit Plan
The Company provides a pension plan to eligible employees. The Company records annual amounts relating to this plan based on calculations specified by GAAP. These GAAP calculations include various actuarial assumptions as to discount rates, assumed rates of return on plan assets, mortality, and compensation increases.

2. Significant Accounting Policies *(continued)*

Revenue Recognition
Revenue is earned through services related to brokerage, 12b-1 fees, and underwriting. Brokerage commissions and related clearing and floor brokerage expenses are reported at a point in time on a trade date basis. 12b-1 fees are reported after the performance obligation has been met and when payment is received. Underwriting income is recorded at a point in time when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue is reasonably determinable. See Note 14, Revenue from Contracts with Customers, for further information.

Leases
At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Leases that have terms of one year or less are deemed short term and are expensed on a straight-line basis over the term of the lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities on the Statement of Financial Condition. For the year ended December 31, 2019, the Company had one long term operating lease.

Income Taxes
Income taxes provide for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The Company evaluates its tax positions for any potential uncertain tax positions. If applicable, the Company accrues for those positions identified which are not deemed more likely than not to be sustained if challenged and recognizes interest and penalties on any unrecognized tax benefits as a component of the provision for the income taxes.

3. Recently Adopted Accounting Pronouncements

ASU 2016-02 Leases (Topic 842) **("ASU 2016-02")**
Effective January 1, 2019, the Company adopted ASU 2016-02, which amends a number of aspects of lease accounting. Changes include requiring lessees to recognize almost all leases with a term greater than one year as a ROU asset and corresponding liability, measured at the present value of the lease payments. The Company has elected the package of three practical expedient and has applied ASU 2016-02 using the modified retrospective approach with the cumulative effect of initial application recognized as an adjustment to retained earnings. As a result, there was an $18,000 adjustment posted to rent on the Statement of Income for the year ended December 31, 2019. See Note 10 for detail on how the new lease standard primarily impacts expense recognition and the Statement of Financial Condition presentation.

ASU 2017-07 Compensation – Retirement Benefits (Topic 715) **("ASU 2017-07")**
Effective January 1, 2019, the Company adopted ASU 2017-07, which amends the required presentation of net periodic pension cost and net periodic postretirement benefit cost. ASU 2017-07 requires entities to disaggregate the current-service-cost component from the other components of net benefit cost ("other components") and present it with other current compensation costs for related employees in the income statement. ASU 2017-07 requires entities to present the other components elsewhere in the income statement and outside of income from operations if such a subtotal is presented. ASU 2017-07 requires entities to disclose the income statement lines that contain the other components if they are not presented on appropriately described separate lines. In addition, only the service-cost component of net benefit cost is eligible for capitalization (e.g., as part of inventory or property, plant, and equipment). See Note 15 for detail on how the new retirement benefits standard primarily impacts the financial statements.

4. Deposits with Clearing Organizations

The Company's clearing broker, RBC Correspondent Services ("RBC"), requires the Company maintain a minimum of $250,000 in cash deposits.

5. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

6. Risk Concentration

The Company's cash consists of cash held at financial institutions where they each may exceed insured limits during the year. At December 31, 2019, the Company's uninsured cash balances were $3,976,694.

7. Property and Equipment

Property and equipment consist of the following:

Furniture and equipment	$ 140,617
Accumulated depreciation	(76,973)
Total	$ 63,644

Depreciation expense for the year ended December 31, 2019 was $20,849.

8. Payable to Clearing Organization

The Company has a lending agreement with RBC where the Company can purchase certificates of deposit on margin. Under this agreement, the Company is required to maintain a minimum 10% margin of cash and certificates of deposit. As of December 31, 2019, the Company's margin loan from RBC was $19,835,708. The Company incurs interest at the broker call rate plus 0.5%. During 2019, the Company incurred interest expense of $837,706 on such transactions.

9. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Cash and cash equivalents, short-term financial instruments, accounts receivable and accounts payable

The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments in Securities

Securities consist of certificates of deposit. Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments. In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that the managing member believes market participants would use to determine a current transaction price. These valuation techniques involve a high level of the managing member's estimation and judgment which become significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

Assets and Liabilities Measured and Recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets measured at fair value on a recurring basis as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Certificates of deposit	$19,835,708	-	-	$19,835,708
Liabilities at fair value:				
Payable to Clearing Organization	$19,835,708	-	-	$19,835,708

Certificates of deposit are based on quoted market prices in active markets for identical assets and liabilities.

10. Related Party Transactions

Office Lease

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company's uses the incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has a lease agreement with lease and non-lease components. Such non-lease components are accounted for separately.

On April 1, 2016, the Company entered into a sixty month, operating lease agreement for office space in Irvine, California with a company under common control, RMB Holdings, LLC. On April 1, 2019, the Company amended the lease until April 1, 2024 and remeasured its ROU liability at that point in time. For the year ended December 31, 2019, information pertaining to the operating leases were as follows:

Supplemental Cash Flow Information	
Operating Lease ROU Asset	
ROU asset obtained in exchange for lease obligation at adoption of ASU 2016-02 on January 1, 2019	$ 332,286
ROU asset obtained in exchange for lease at remeasurement	912,239
Non-cash increase in ROU asset for the year ended December 31, 2019	$ 1,244,525
Operating Lease Liability	
Operating lease liability at adoption of ASU 2016-02 on January 1, 2019	$ 350,286
Remeasurement of lease liability on March 31, 2019	912,239
Payments made on operating lease liability	(204,240)

Supplemental Statement of Financial Condition Information	
Right of use asset	$ 1,077,741
Operating lease liability	$ 1,106,384
Remaining lease term	63 months
Discount rate	5.0%

Maturities of Operating Lease Liability	
2020	$ 225,155
2021	231,909
2022	238,866
2023	246,033
2024	253,413
2025	63,818
Total lease payments	1,259,194
Less discount	(152,810)
Total operating lease liability	$1,106,384

Total operating lease cost included in rent on the Statement of Income	$ 175,793

10. Related Party Transactions *(continued)*

Management Services Agreement

As of January 1, 2019, the Company entered into an amended management services agreement with its sole stockholder, RMB. For a fee of $26,000 per month, the Company received management services from RMB. For the year ended December 31, 2019, the Company paid RMB $312,000 for management services which is included in management fee on the Statement of Income. At December 31, 2019, no amount is due to RMB in relation to this agreement.

Consulting Fees

CB Resource ("CB") is a company under common control. During 2019, the Company expensed $7,955 for consulting services provided by CB which is included in professional fees on the Statement of Income.

Subordinated Notes

The Company has a $750,000 note subordinated to claims of general creditors pursuant to an agreement approved by FINRA on June 28, 2016. The note bears interest of 10% and the interest is payable on July 1, 2020, the scheduled maturity date of the note. The note automatically extends for twelve months. On June 12, 2017, FINRA approved the payment of interest on this subordinated loan on a monthly basis. The subordinated loan is with the stockholder and is allowable in computing net capital under the SEC's uniform net capital rule. To the extent that it is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. During the year ended December 31, 2019, the Company incurred $75,000 of interest expensed and paid on this loan. As of December 31, 2019, $31,250 of interest was accrued on the loan.

The Company has a $500,000 note subordinated to claims of general creditors pursuant to an agreement approved by FINRA on October 25, 2017. The note bears interest of 10% and the interest is payable on November 1, 2020, the scheduled maturity date of the note. The note automatically extends for twelve months. Since inception, FINRA has approved of the payment of interest on this subordinated loan on a monthly basis. The subordinated loan is with the stockholder and is allowable in computing net capital under the SEC's uniform net capital rule. To the extent that it is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. During the year ended December 31, 2019, $50,000 of interest was expensed and paid on this loan. As of December 31, 2019, no interest was accrued on the loan.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

11. Cash

For the purpose of preparing the statement of cash flows, cash consists of the following:

	December 31, 2019
Cash	$ 1,506,243
Cash at clearing organization	2,948,169
Deposits with clearing organization	250,000
Total cash shown in the Statement of Cash Flows	$ 4,704,412

12. Note Payable

On April 11, 2016, the Company entered into a sixty month equipment loan agreement that is secured by property and equipment in the amount of $106,968. The unpaid principal on this note bears interest at a rate of 10.5% per annum. For the year ended December 31, 2019, $23,057 of the note principal was paid. During the year ended December 31, 2019, $4,502 of interest was expensed in relation to the note. As of December 31, 2019, the remaining unpaid balance of the note was $31,608. The future minimum payments under this note are as follows:

Year	Amount
2020	$ 27,074
2021	4,534
Total	$ 31,608

13. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2019, the Company's net capital was $2,305,158, which exceeded the requirement by $2,205,158. At December 31, 2019, the Company's debt equity ratio computed in accordance with Rule 15c3-1(d) was 28.15%.

14. Revenue from Contracts with Customers

In accordance with ASU 2014-09, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The following provides detailed information on the recognition of revenues:

Underwriting income
The Company earns underwriting income by providing underwriting services to institutional customers. Underwriting income is calculated as the difference between the price the Company pays the issuer and the price at which the Company places the issue on the market. Historically, underwriting income was recognized as of the trade date. Under the new revenue standard, since the performance obligation is deemed to be fulfilled as of the trade date, the Company continues to recognize underwriting income at such time.

Commission income
The Company earns commission revenue on the sale of CD products to institutional and other broker dealer clients. Commissions are based upon an agreed-upon percentage of the value of CD products sold. Commission revenue is recognized upon the settlement date of the transaction which is not materially different from trade date.

12b-1 fees
The Company earns 12b-1 fees by providing financial management services to private clients. 12b-1 fees are calculated as a percentage of net assets under management. The fees are considered variable and are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. As the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activity are known, which are usually monthly or quarterly. 12b-1 fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

14. Revenue from Contracts with Customers *(continued)*

Insurance revenue

The Company earns commission revenue on the sale of insurance products to private clients. Insurance commissions are based upon an agreed-upon percentage of the value of insurance products sold. This revenue is considered variable and is recognized to the extent it is probable that a significant revenue reversal will not occur once uncertainty of payment has been resolved.

The following provides detailed information on the recognition of revenue from contracts with customers:

Disaggregation of Revenue

The following table presents the Company's revenue from contracts with customers by business activity and other sources of revenue for the year ended December 31, 2019:

	Institutional Investors	Private Client	Other	Total
Revenue from contracts with customers:				
Underwriting	$ 7,131,438	$ -	$ -	$ 7,131,438
Commission	4,121,816	-	-	4,121,816
12b-1 fees	-	140	-	140
Insurance	-	7,015	-	7,015
Total revenue from contracts with customers	$ 11,253,254	$ 7,155	$ -	$ 11,260,409
Other sources of revenue:				
Interest income	705,448	-	-	705,448
Other income	-	-	13,500	13,500
Total other sources of revenue	705,448	-	13,500	718,948
Total revenue	$ 11,958,702	$ 7,155	$ 13,500	$ 11,979,357

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. At January 1, 2019 and December 31, 2019, receivables related to revenue from contracts with customers were $714,901 and $981,689 respectively. There was no significant impairment related to these receivables during the period ended December 31, 2019.

Alternatively, fees received prior to the completion of the performance obligation would be recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. Since the Company does not collect any fees in advance, there is no deferred revenue as of January 1, 2019 and December 31, 2019.

Contract Costs

Expenses associated with the Company's revenue streams are recognized as incurred as related performance obligations are satisfied.

15. Employee Benefit Plans

The Company has a qualified 401(k) profit sharing plan ("Plan") and a defined benefit pension plan ("Pension") for eligible employees.

The Plan covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the Plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company contributes two percent of employee contributions to the Plan which was $2,400 in 2019. This expense is included in compensation on the Statement of Income.

The Pension was established on December 27, 2019. To participate in the Pension, an employee must have completed at least two years of service or have attained the age of twenty-one years. Specifically excluded from the Pension are retired or terminated employees. Each eligible Pension participant's accrued benefit is based on a calculation of the participants's average annual earnings and respective group class percentage. This provision is only limited by Internal Revenue Code Section 401(a)(17) which sets contribution limits of $280,000 in 2019 and $285,000 in 2020. The Company makes contributions to the Pension equal to the amounts accrued for pension expense. The trustees have the sole discretion to invest and manage Pension assets.

The annual measurement date is December 31 for the Pension benefits.

Assumptions used in the measurement of the Pension

Mortality assumptions	2019 Combined Mortality Table
Pre-retirement mortality	None
Weighted average discount rate	5.00%
Weighted average rate of compensation increase	3.00%
Expected long term rate of return on assets	4.50%
Withdrawal rate	None

Summary of the Plan and Pension as of December 31, 2019

	Plan	Pension
Benefit obligation at December 31	$ -	$ 325,352
Employer contributions	2,400	-
Participant contributions	119,743	-
Benefits paid	-	-
Fair value of plan assets at December 31	-	-
Net funded (unfunded) status of the plan	-	(325,352)

Amounts recognized in the Statement of Financial Condition

	Plan	Pension
Assets	$ -	$ -
Liabilities	-	(368,000)
Total	$ -	$(368,000)

There are no Pension Plan assets as of December 31, 2019.
The accumulated benefit obligation for the Pension was $322,033 at December 31, 2019.

The projected benefit obligation, accumulated benefit obligation, and fair value of Pension assets for plans with accumulated benefit obligations in excess of Pension assets were $325,352, $322,033, and zero for 2019 respectively.

15. Employee Benefit Plans *(continued)*

Benefit payments, which reflect expected future service, expected to be paid

	Plan	Pension
2020	$ -	$ -
2021	-	-
2022	-	-
2023	-	-
2024	-	22,181
2025 to 2030	-	-
Total	$ -	$ 22,181

16. Income Taxes

The Company accounts for income taxes in accordance with generally accepted accounting principles which require recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for tax years before 2016 and 2015, respectively.

Income tax expense shown in the accompanying Statement of Income consists of the following:

	Federal	State	Total
Current	$ 290,460	$ 124,528	$ 414,988
Deferred tax benefit	(23,803)	(8,949)	(32,752)
Total	$ 266,657	$ 115,579	$ 382,236

For the year ending December 31, 2019, federal and California net operating loss carryforwards were $113,348 and $101,228, respectively.

Deferred tax assets and liabilities of the Company are primarily the result of these net operating loss carryforwards that are used to offset future taxable income. As of December 31, 2019, there was no valuation allowance as it is more likely than not that the deferred tax assets will be utilized. As a result, there was a $63,673 decrease in the valuation allowance from the prior year.

17. Litigation Matters

In the normal course of operations, the Company is involved with certain claims and disputes and is subject to periodic examinations by regulatory agencies. Based on consultation with legal counsel, it is the opinion of the Company's management that liabilities, if any, arising from any additional claims, disputes, or examinations, will not have material effect on the Company's financial position or results of operations.

18. Subsequent Events

The Company has evaluated subsequent events through February 28, 2020, the date which the financial statements were issued.

SUPPORTING SCHEDULES

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT

FINANCE 500, INC.
SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

Net capital		
Total stockholder's equity		$ 3,190,977
Add: Subordinated borrowing		1,250,000
Total equity and allowable subordinated liabilities		4,440,977
Less: Non-allowable assets		
Deferred tax asset	32,752	
Prepaid expenses	40,546	
Property and equipment, net	63,644	136,942
Less: Other deductions		
Marketability charges		1,445,364
Net capital before haircuts		2,858,671
Less: Haircuts on positions		553,513
Net capital		$ 2,305,158
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $1,382,066 or $100,000, whichever is greater		100,000
Excess Net Capital		$ 2,205,158

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION INCLUDED IN PART II OF FORM X-17A-5
AS OF DECEMBER 31, 2019

Net capital, as reported in Company's Part II of Form X-17-A-5 as of December 31, 2019	$ 2,369,348
Decrease in stockholder's equity	(52,286)
Increase in non-allowable assets	(11,904)
Net Capital Per Above Computation	$ 2,305,158

FINANCE 500, INC.
SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE PERIOD ENDED DECEMBER 31, 2019

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All transactions are processed in accordance with Rule 15c3-1(a)(2).

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE PERIOD ENDED DECEMBER 31, 2019

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

REPORTS ON EXEMPTION PROVISIONS

PURSUANT TO RULE 17 C.F.R. §240.15c3-3(k)

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Finance 500, Inc.

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Report, in which (1) Finance 500, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter + Associates LLP

Walnut Creek, California
February 28, 2020

Finance500
INVESTMENT & BROKERAGE SERVICES

584 Wald, Irvine, CA 92618
t 800.477.6266
f 949.851.5188

SEA RULE 15c3-3 EXEMPTION REPORT

February 6, 2020

I, Bryan L. Bennett, President of Finance 500, Inc. (the "Company") represent the following:

1. The Company claims the k(2)(ii) exemption from 17 C.F.R. §240.15c3-3;
2. The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2019 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in 17 C.F.R. §240.15c3-3(k).

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct. The Company does not handle cash or securities on behalf of customers.

Respectfully submitted,

Bryan L. Bennett
President

FINANCE 500, INC.

ANNUAL AUDIT REPORT

DECEMBER 31, 2019